EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-4 of our reports dated February 27, 2009 (which reports expressed an unqualified opinion and included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006), relating to the consolidated financial statements of Iowa Telecommunications Services, Inc., and the effectiveness of Iowa Telecommunications Services, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Iowa Telecommunications Services, Inc. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Des Moines, Iowa

February 18, 2010